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                                                                    Exhibit 99.2


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO) (CHINESE CHARACTERS)
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                 (STOCK CODE: 525)

                               PROPOSED CHANGE OF
                            DIRECTORS AND SUPERVISORS

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The Board has proposed to terminate the engagement of Mr. Li Kelie as an executive Director, Mr. Hu Lingling as a non-executive Director, and each of Mr. Tang Dinghong and Mr. Chen Yongbao as a Supervisor, and to appoint Mr. Yang Yiping as an executive Director, Mr. Cao Jianguo as a non- executive Director, and each of Mr. Chen Ruixing and Ms. Li Jin as a Supervisor.

The EGM will be held on 27 June 2006 at 10:00 a.m. at which ordinary resolutions will be proposed to approve the Proposed Change of Directors and Supervisors. A circular containing, among others, (1) details of the Proposed Change of Directors and Supervisors, (2) the biographies of the candidates to be appointed and (3) the notice of the EGM, will be dispatched to the shareholders of the Company today.
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On 26 April 2006, by reason of a change in job functions of the relevant officers, the board (the "Board") of directors ("Directors") of Guangshen Railway Company Limited (the "Company") has resolved to terminate the engagement of (i) Mr. Li Kelie as an executive Director; (ii) Mr. Hu Lingling as a non-executive Director; and (iii) Mr. Tang Dinghong and Mr. Chen Yongbao as supervisors of the Company (the "Supervisors"), being two of the Supervisors appointed by the Shareholders. The Board also proposed the appointment of (i) Mr. Yang Yiping as an executive Director; (ii) Mr. Cao Jianguo as a non-executive Director; (iii) Mr. Chen Ruixing and Ms. Li Jin as Supervisors (the proposed change of Directors and Supervisors together referred to as the "Proposed Change of Directors and Supervisors").

An extraordinary general meeting of the Company (the "EGM") will be held on 27 June 2006 at 10:00 a.m. at which ordinary resolutions will be proposed to approve the Proposed Change of Directors and Supervisors.

PROPOSED APPOINTMENT

Subject to approval from the shareholders of the Company at the EGM, the Board proposes the following appointment:

(i)    MR. YANG YIPING AS AN EXECUTIVE DIRECTOR

       Mr. Yang Yiping, aged 56, is the general manager of the Company. He graduated with a research degree in economics and management. Mr. Yang joined the railway department in December 1970. He has more than 30 years of experience in the operation and management of railway transportation companies. He has served in various senior managerial positions in Guangzhou Railway (Group) Company (the "Parent Company") and its subsidiaries.

(II)   MR. CAO JIANGUO AS A NON-EXECUTIVE DIRECTOR

       Mr. Cao Jianguo, aged 47, graduated with a bachelor's degree majoring in railway transportation. Mr. Cao has years of experience in the operation, coordination and supervision of railway transportation. Mr. Cao has served in various positions such as the deputy general manager of Changsha Railway Company and the director of transportation department of the Parent Company. He is currently the deputy general manager of the Parent Company.

(III)  MR. CHEN RUIXING AS A SUPERVISOR

       Mr. Chen Ruixing, aged 44, is an undergraduate degree holder. Mr Chen has extensive experience in the development and management of human resources in the railway industry. He has served as deputy head of the Guangzhou passenger transportation section, the director of cadre department, labour and wage sub-department, and cadre sub-department of Yangcheng Railway Company, and is currently the head of human resources department of the Parent Company.

(IV)   MS. LI JIN AS A SUPERVISOR

       Ms. Li Jin, aged 48, graduated from the accounting faculty of a polytechnic institute and is an accountant. Ms Li joined the railway department in September 1975 and has extensive experience in financial management, investment planning and management for railway transportation enterprises. She has served as the chief economist of the Guangzhou passenger transportation section, the director of the finance sub-department and the planning and statistics sub-department of Yangcheng Railway Company. Ms Li has been the director of planning department of the Parent Company from January 2005.

Further details of the candidates' biographies are set out in the circular of the Company to be dispatched today.

EGM AND CIRCULAR

The EGM will be held on 27 June 2006 at 10:00 a.m. at which ordinary resolutions will be proposed to approve the Proposed Change of Directors and Supervisors. A circular containing, among others, (1) details of the Proposed Change of Directors and Supervisors, (2) the biographies of the candidates to be appointed and (3) the notice of the EGM, will be dispatched to the shareholders of the Company today.

CLOSURE OF BOOKS

Shareholders are advised that the register of members of the Company will be closed from 28 May 2006 to 27 June 2006 (both days inclusive), during which no transfer of Shares will be registered. Shareholders whose names appear on the register of members of the Company at 4:00 p.m. on 27 May 2006, or their proxies, are entitled to attend the EGM.

                                              By Order of the Board
                                        GUANGSHEN RAILWAY COMPANY LIMITED
                                                  GUO XIANGDONG
                                                Company Secretary

Shenzhen, The People's Republic of China
12 May 2006

As the date of this announcement, the executive directors of the Company are Mr. Wu Junguang, Mr. Li Kelie and Mr. Yang Jinzhong; the non-executive directors of the Company are Mr. Hu Lingling, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.

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